ING Life Insurance and Annuity Company
and its
Variable Annuity Account B

Group Variable Annuity Contracts for Employer-Sponsored Deferred Compensation

Supplement dated June 27, 2008 to the Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information, each dated April 28, 2008, as amended

The information in this Supplement updates and amends certain information contained in your variable annuity Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information (SAI). Please read it carefully and keep it with your current variable annuity Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

1. On March 27, 2008, the Board of Trustees of ING Variable Products Trust and ING Investors Trust approved a proposal to reorganize certain Portfolios ("Disappearing Portfolios") into the following respective "Surviving Portfolios." Subject to approval by each Portfolio's shareholders, after the close of business on September 5, 2008 the following Disappearing Portfolios will reorganize into and become part of the following Surviving Portfolios:

Disappearing Portfolio	Surviving Portfolio
ING Wells Fargo Disciplined Value Portfolio	ING Pioneer Mid Cap Value Portfolio
ING VP Real Estate Portfolio	ING Global Real Estate Portfolio

Accordingly, effective after the close of business on September 5, 2008, investments in the Disappearing Portfolios will automatically become investments in the Surviving Portfolios, as follows:

- All existing account balances invested in the ING Wells Fargo Disciplined Value Portfolio (Class S) will automatically become investments in the ING Pioneer Mid Cap Value Portfolio (Class I).

- Class I of the ING Global Real Estate Portfolio will automatically be added to your contract and all existing account balances invested in the ING VP Real Estate Portfolio (Class I) will automatically become investments in the ING Global Real Estate Portfolio (Class I).

As a result of the reorganizations, effective September 8, 2008 all references to the Disappearing Portfolios in the Contract Prospectus, Contract Prospectus Summary and SAI are hereby deleted.

Unless you provide us with alternative allocation instructions, all future allocations directed to the Disappearing Portfolios after the date of the reorganizations will be automatically allocated to the Surviving Portfolios. You may give us alternative allocation instructions at any time by contacting our Customer Service Center through:

> ING
> USFS Customer Service
> Defined Contribution Administration
> P.O. Box 990063
> Hartford, CT 06199-0063
> 1-800-262-3862

See also the Transfers section of your Contract Prospectus or Investment Options section of your Contract Prospectus Summary for further information about making fund allocation changes.

2. The information for ING Julius Baer Foreign Portfolio appearing in the Contract Prospectus under Appendix IV – Fund Descriptions is deleted and replaced with the following to reflect a subadviser name change effective June 15, 2008. In addition, effective September 8, 2008, the following information for ING Global Real Estate Portfolio is added to Appendix IV – Fund Descriptions.

Fund Name	Investment Adviser/Subadviser	Investment Objective(s)
ING Investors Trust – ING Global Real Estate Portfolio	ING Investments, LLC **Subadviser**: ING Clarion Real Estate Securities L.P.	Seeks high total return consisting of capital appreciation and current income.
ING Investors Trust – ING Julius Baer Foreign Portfolio	Directed Services LLC **Subadviser**: Artio Global Management, LLC	Seeks long-term growth of capital.

3. The minimum and maximum Total Annual Fund Operating Expenses shown in the Contract Prospectus and Contract Prospectus Summary will not change as a result of the reorganizations. Therefore, there is no change to the hypothetical examples shown in the Contract Prospectus and Contract Prospectus Summary.

Insurance products issued by ING Life Insurance and Annuity Company. Securities offered through ING Financial Advisers, LLC (Member SIPC), One Orange Way, Windsor, CT 06095-4774, or through other Broker-Dealers with which it has a selling agreement. These companies are wholly owned, indirect subsidiaries of ING Groep N.V. Insurance obligations are the responsibility of each individual company.